UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. _________)*

                       FHP International Corporation
                      ______________________________
                             (Name of Issuer)

              Series A Cumulative Convertible Preferred Stock
              _______________________________________________
                      (Title of Class of Securities)

                                302426 20 0
                             ________________
                              (CUSIP Number)

Jack R. Anderson, 14755 Preston Road, Suite 515, Dallas, TX 75240
_________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 17, 1994
                       _____________________________
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

CUSIP No. 302426 20 0         13D                 Page 2 of 5 pages



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 302426 20 0         13D                 Page 3 of 5 pages

1.  NAME OF PERSON
    Jack R. Anderson

2.  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*  (a) [  ]
                    (b) [  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
      OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e).   [  ]
       N/A

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
       United States of America

                       7.  SOLE VOTING POWER
                           1,410,454 shares of Series A Cumulative
                                 Convertible Preferred Stock
NUMBER OF SHARES       8.  SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH                   9.  SOLE DISPOSITIVE POWER
                           1,410,454 shares of Series A Cumulative
                                    Convertible Preferred Stock

                      10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,410,454 shares of Series A Cumulative Convertible Preferred
     Stock

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*    [X]
     Excludes 904,000 shares owned by two trusts, 457,340 shares owned by Mr. Anderson's wife, and 448,000 shares owned by a charitable foundation of which Mr. Anderson is chairman, of which shares Mr. Anderson may be deemed to have indirect beneficial ownership. Mr. Anderson disclaims beneficial ownership of such shares.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9% based on issuer's joint proxy statement/prospectus dated
     May 6, 1994

14.  TYPE OF REPORTING PERSON*
         Individual

                 *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 302426 20 0           13D               Page 4 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

     Title of class of equity securities:  Series A Cumulative
                               Convertible Preferred Stock
     Name and address of the principal executive offices of the issuer:

             FHP International Corporation
             9900 Talbert Avenue
             Fountain Valley, California  92708

ITEM 2.  IDENTITY AND BACKGROUND
     (a)  Name:  Jack R. Anderson
     (b)  Business address:  14755 Preston Road, Suite 515,
                             Dallas, Texas  75240
     (c)  Present principal occupation:  President,
                                         Calver Corporation
     (d)  Criminal convictions in the last five years:  None
     (e) Civil securities violations in the last five years: None
     (f)  Citizenship:  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         881,534 shares of common stock of TakeCare, Inc.

ITEM 4.  PURPOSE OF TRANSACTION
     Mr. Anderson acquired the shares of Series A Cumulative Convertible Preferred Stock as an investment and may from time to time acquire or dispose of additional shares through open market and privately negotiated transactions depending on existing market and economic conditions. Mr. Anderson intends to review his investment in the issuer on a continuing basis and, depending on the price and availability of shares, subsequent developments affecting the issuer, the issuer's business and prospects, other investment and business opportunities available to Mr. Anderson, and other factors considered relevant, may decide to increase or decrease the size of his investment in the issuer.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.
      The aggregate number and percentage of the class of securities beneficially owned by Mr. Anderson is indicated on page 3 of this Schedule. Mr. Anderson acquired such securities in connection with a merger of TakeCare, Inc., with and into a subsidiary of the issuer, which occurred on June 17, 1994. Mr. Anderson received 1.6 shares of the Series A Cumulative Convertible Preferred Stock in exchange for each of the 881,534 shares of TakeCare common stock beneficially owned by him prior to the merger.

CUSIP No. 302426 20 0         13D               Page 5 of 5 Pages


ITEM 6.  CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.
      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
      Not applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                  By:  /s/ JACK R. ANDERSON
                       ____________________
                       JACK R. ANDERSON

DATE:  June    , 1994